EXHIBIT (2)(k)(1)

ADMINISTRATION AGREEMENT

August 15, 1994

John Hancock Advisers, Inc. 101

Huntington Avenue Boston,

Massachusetts 02199

Dear Sir:

John Hancock Bank and Thrift Opportunity Fund (the “Fund”) has been organized as a business trust under the laws of The Commonwealth of Massachusetts to engage in the business of an investment company. The Trustees of the Fund (the “Trustees”) have selected John Hancock Advisers, Inc. (the “Administrator”).to provide certain administrative services for the Fund, as more fully set forth below, and you are willing to provide such services under the terms and conditions hereinafter set forth. Accordingly, the Fund agrees with you as follows:

1.         Delivery of Documents. The Fund has furnished you with copies, properly certified or otherwise authenticated, of each of the following:

(a)	Agreement and Declaration of Trust of the Fund, dated June 16, 1994, as amended July 20, 1994 (the -Declaration of Trust”);
(b)	By-Laws of the Fund as in effect on the date hereof; and
(c)	Resolutions of the Trustees approving the form of this Agreement.

The Fund will furnish you from time to time with copies, properly certified or otherwise authenticated, of all amendments of or supplements to the foregoing, if any.

2.        Administrative Services. Subject to the general supervision of the Board of Trustees of the Fund, you will provide certain administrative services to the Fund. You will, to the extent such services are not required to be performed by others pursuant to an investment advisory agreement, services agreement, custodian agreement or transfer agency agreement, (i) provide supervision of all aspects of the Fund’s operations not referred to in the current Investment Advisory Agreement between the Fund and you; (ii) provide the Fund with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Fund; (iii) arrange for, at the Fund’s expense, {a) the preparation for the Fund of all required tax returns, (b) the preparation and submission of reports to existing shareholders and (c) the preparation of reports filed with the Securities and Exchange Commission and other regulatory authorities; (iv) maintain all of the Fund’s records; and (v) provide the Fund with adequate office space and all necessary office equipment and services including telephone service, heat, utilities, stationery supplies and similar items. You will also provide to the Fund’s Board of Trustees such periodic and special reports as the Board may reasonably request.

3.         Expenses Paid by You. You will pay:

(a)	except as may otherwise be provided in an investment advisory agreement, the expenses of office, rent, telephone and other utilities, office furniture, equipment, supplies and other office facilities, goods or services you furnish for the Fund; and
(b)	any other expenses incurred by you in connection with the performance of your duties hereunder.

4.         Expenses Not Paid by You. You will not be required to pay any expenses which this Agreement does not expressly make payable by you. In particular, and without limiting the generality of the foregoing but subject to the provisions of Section 3, you will not be required to pay:

(a)	any and all expenses, taxes and governmental fees incurred by the Fund prior to the date hereof;
(b)	the compensation and expenses of Trustees and of independent advisers, independent contractors, consultants, managers and other unaffiliated agents employed by the Fund other than through you;
(c)	legal, accounting and auditing fees and expenses of the Fund;
(d)	the fees or disbursements of custodians and depositories of the Fund’s assets, transfer agents, disbursing agents, plan agents and registrars;
(e)	taxes and governmental fees assessed against the Fund’s assets and payable by the Fund;

(f)	the cost of preparing and mailing dividends, distributions, reports, notices and proxy materials to shareholders of the Fund;
(g)	the fees of any securities exchange on which the Fund’s shares are listed;
(h)	brokers’ commissions and underwriting fees; and
(i)	the expense of periodic calculations of the net asset value of the shares of the Fund.

5.         Compensation of the Administrator. For all services to be rendered, facilities furnished and expenses paid or assumed by you as herein provided, the Fund will pay you monthly a Fee equal to 0.25% annually of the Fund’s average weekly net assets.

6.         Mo Partnership or Joint Venture. The Fund and you are not partners of or joint venturers with each other and nothing herein shall be construed so as to make you such partners or joint venturers or impose any liability as such on any of you.

7.         Limitation of Liability of the Adviser. You shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement. Any person, even though also employed by you, who may be or become an employee of and paid by the Fund shall be deemed, when acting within the scope of his or her employment by the Fund, to be acting in such employment solely for the Fund and not as your employee or agent.

8.         Duration and Termination of this Agreement. This Agreement shall remain in force until the second anniversary of the date upon which this Agreement was executed by the parties hereto, and from year to year thereafter, but only so long as such continuance is specifically approved at least annually by a majority of the Trustees. This Agreement may, on 60 days’ written notice, be terminated at any time without the payment of any penalty by the Fund by vote of a majority of the Trustees or majority of the outstanding voting securities of the Fund, or by you.

9.         Amendment of this Agreement. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver or termination is sought.

10.       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts without regard to the choice of law provisions thereof.

11.       Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A copy of the Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts. The obligations of the Fund are not personally binding upon, nor shall resort be had to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property shall be bound.

Yours very truly,

JOHN HANCOCK BANK AND THRIFT OPPORTUNITY FUND
By:	/s/ John A. Morin
John A. Morin
Vice President

The foregoing contract is hereby agreed to as of the date hereof.

JOHN HANCOCK ADVISERS, INC.
By:	/s/ John A. Morin
John A. Morin
Vice President
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